Exhibit (3)(ii)(b)

RESOLUTION AMENDING BY LAWS

IDAHO GENERAL MINES, INC.

The Special meeting of the Board of Directors of Idaho General Mines, Inc. was called to order at 10:30 a.m. at 416 River Street, Wallace, Idaho pursuant to notice on November 21, 2003 by the Chairman, Robert L. Russell.  All Directors were present:

Robert L. Russell

John Benjamin

Norman Radford

Gene Pierson

David Russell, via telephone

A motion was made by Robert Russell and seconded by Norman Radford, to amend Article II, Section 5 of the bylaws to provide that the Board of Directors shall consist of not more than nine (9) members.  Discussion was held and the vote of the directors was unanimous.  Therefore, the bylaws shall be and are hereby amended to provide that board of Directors shall consist of not more than nine (9) members.

/s/ Robert L. Russell, President

Attest:

/s/ Michael K. Branstetter, Secretary

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